Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following press release was made public by Duke Energy Corporation on August 5, 2011.

NEWS RELEASE

Duke Energy Corporation
P.O. Box 1009
Charlotte, NC 28201-1009

Aug. 5, 2011

MEDIA CONTACTS:		ANALYSTS:
Duke Energy		Duke Energy
Greg Efthimiou	800-559-3853	Stephen De May Bill Currens	704-382-2620 704-382-1603

Progress Energy		Progress Energy
Scott Sutton	919-546-6189	Bob Drennan	919-546-7474
		Bryan Kimzey	919-546-6931

Duke Energy and Progress Energy Receive Support for Merger

from Proxy Advisory Firms

CHARLOTTE, N.C. and RALEIGH, N.C. – Duke Energy and Progress Energy announced today that ISS Proxy Advisory Services and Glass, Lewis & Co. have recommended that Duke Energy and Progress Energy shareholders vote for the proposed merger of the two companies.

“We are pleased these two firms have recommended that our respective shareholders approve our proposed merger,” said Jim Rogers, chairman, CEO and president of Duke Energy. “We encourage shareholders to cast their votes to approve this transaction.

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprint and become more efficient. By merging our companies, we can do this more economically for our customers, improve shareholder value and continue to grow,” Rogers added.

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www.progress-energy.com	www.duke-energy.com

The companies mailed a joint proxy statement/prospectus to their respective shareholders in mid-July. The document provides information for shareholders of both companies, as well as instructions for voting online, by mail, by telephone or in person.

•	Duke Energy will hold its shareholder meeting at 10 a.m. on Aug. 23 in the O.J. Miller Auditorium at the company’s offices located at 526 South Church St. in Charlotte.

•	Progress Energy will hold its shareholder meeting at 11 a.m. on Aug. 23 at the Progress Energy Center for the Performing Arts, 2 East South St. in Raleigh.

Each company’s shareholders of record as of the close of business July 5, 2011, are entitled to vote at their respective meeting. The boards of directors for both companies have unanimously recommended approval of the merger to their shareholders.

The companies continue to target the merger closing by the end of the year. If the merger is completed, Progress Energy will become a wholly owned subsidiary of Duke Energy, and the former shareholders of Progress Energy will become shareholders of Duke Energy.

Upon closing, the merger will create the largest U.S. electric utility, as measured by regulated customers, generation capacity and equity market capitalization. The combined company will have more than 7.1 million electric customers in six states (North Carolina, South Carolina, Florida, Indiana, Ohio and Kentucky) and the largest regulated nuclear fleet in the country.

About Progress Energy

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Progress Energy includes two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. The company has earned the Edison Electric Institute’s Edison Award, the industry’s highest

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www.progress-energy.com	www.duke-energy.com

honor, in recognition of its operational excellence, and was the first utility to receive the prestigious J.D. Power and Associates Founder’s Award for customer service. The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system. Progress Energy celebrated a century of service in 2008. Visit the company’s website at www.progress-energy.com.

About Duke Energy

Duke Energy is one of the largest electric power holding companies in the United States. Its regulated utility operations serve approximately 4 million customers located in five states in the Southeast and Midwest, representing a population of approximately 12 million people. Its commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the United States.

Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: www.duke-energy.com.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress

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www.progress-energy.com	www.duke-energy.com

Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then

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www.progress-energy.com	www.duke-energy.com

under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

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www.progress-energy.com	www.duke-energy.com